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                              May 13, 2024

       John Morberg
       Executive Vice President, Chief Financial Officer, and Secretary LIFECORE BIOMEDICAL, INC.
       3515 Lyman Boulevard
       Chaska, Minnesota 55318

                                                        Re: LIFECORE
BIOMEDICAL, INC.
                                                            Form 10-K for the
Fiscal Year Ended May 28, 2023
                                                            Filed March 20,
2024
                                                            File No. 000-27446

       Dear John Morberg:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 28, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 23

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each factor
contributed to the overall change in that line item, including any offsetting factors.
In addition, where you identify intermediate causes of changes in your operating results,
also describe the reasons underlying the intermediate causes. For example, you disclose
that the changes in gross profit from fiscal year 2022 to fiscal year 2023 were due
primarily to decreased revenue and an unfavorable sales mix. To the extent possible,
quantify the impact of each contributing factor in dollars and/or margin percentage, disclose
the reasons driving these changes, and provide greater transparency into the material
components and potential variability of your cost of product sales and gross profit.
 John Morberg
FirstName
LIFECORELastNameJohn Morberg
            BIOMEDICAL, INC.
Comapany
May        NameLIFECORE BIOMEDICAL, INC.
     13, 2024
May 13,
Page 2 2024 Page 2
FirstName LastName
Non-GAAP Financial Information and Reconciliations, page 27

2. We note that in your presentation of Consolidated Adjusted EBITDA, you have adjustments for the following items:

                transition costs from the corporate headquarters relocation and the transition to
              Lifecore Biomedical in FY2023 and FY2022;
                consolidating and optimizing or transitioning operations associated with Project
              SWIFT in FY2021 through FY2023;
                one-time expenses incurred in the Lifecore production process in FY2023;
                financial advisor and legal fees related to litigation expenses in FY2022; and
                consolidating and transitioning operations associated with the Curation Foods business in FY2021.

         Please explain to us the nature of each of these costs and tell us why you believe they do not represent normal recurring operating expenses. See Question 100.01 of the SEC
         Staff   s C&DI on Non-GAAP Financial Measures.

         In addition, we note your disclosure of historical adjusted EBITDA margin and forward-
         looking adjusted EBITDA and adjusted EBITDA margin in your April 2024 investor presentation. Please revise your future other public disclosures, such as investor presentations, to reconcile any non-GAAP measures to the most comparable GAAP measure. Or, alternatively, for forward-looking non-GAAP measures, disclose that the reconciliation cannot be provided without unreasonable efforts. See Rule 100(a) of
         Regulation G.
1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies
Revenue Recognition, page 79

3. We note your disclosure on page 109 that you restated the Lifecore segment revenues and cost of sales in FY2022 and FY2021 to gross up revenues and cost of sales for certain performance obligations for which the Company acted as a principal in the arrangements.
         Please tell us your considerations of disclosing revenue recognition policies related to revenues recognized gross as a principal or net as an agent and the related disaggregated revenues.
Related Party Transactions, page 81

4. We note your related party transaction disclosures of sales to Alcon Research, LLC and the related accounts receivable. Please identify on the face of your consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, and consolidated statements of cash flows the amounts of all related party transactions and balances in future filings pursuant to Rule 4-08(k) of Regulation S-X.
General
 John Morberg
LIFECORE BIOMEDICAL, INC.
May 13, 2024
Page 3
5. We note that you are delinquent in filing your Forms 10-Q for the quarterly periods ended
         August 27, 2023, November 26, 2023, and February 25, 2024. Please file the required reports.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameJohn Morberg                               Sincerely,
Comapany NameLIFECORE BIOMEDICAL, INC.
                                                             Division of
Corporation Finance
May 13, 2024 Page 3                                          Office of
Manufacturing
FirstName LastName